March 13, 2026

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Surf Air Mobility Inc.
Request to Withdraw Post-Effective Amendment No. 1 to
Registration Statement on Form S-3
File No. 333-279928

Ladies and Gentlemen:

Pursuant to Rule 477 (“Rule 477”) under the Securities Act of 1933, as amended (the “Securities Act”), Surf Air Mobility Inc., a Delaware corporation (the “Company”), hereby respectfully requests immediate withdrawal of its Post-Effective Amendment No. 1 to its Registration Statement on Form S-3 (File No. 333-279928) filed with the Securities and Exchange Commission (the “Commission”) on May 2, 2025, together with all exhibits thereto (the “PEA”).

The Company requests withdrawal of the PEA because the Company no longer needs to register the shares it intended to register on the PEA. The Commission has not declared the PEA effective under the Securities Act and the Company confirms that no securities have been sold pursuant to the PEA.

The Company also requests that, in accordance with Rule 457(p) of the Act, all fees paid to the SEC in connection with the filing of the PEA be credited for future use.

The Company respectfully requests your assistance in this matter. If you have any questions regarding this application for withdrawal, please contact Peter Wardle of Gibson, Dunn & Crutcher LLP at (213) 229-7242.

Sincerely,

/s/ Douglas Sugimoto

Name: Douglas Sugimoto
Title: General Counsel